Exhibit 14.1
Staples Code of Conduct
Staples associates are honest, fair and trustworthy and will not tolerate unethical behavior in others.

In performing their job duties, Staples associates should always act lawfully, ethically, and in the best interests of Staples. Associates who are unsure whether their conduct or the conduct of their coworkers complies with the Code of Conduct should contact their manager, HR, the Ethics & Compliance Office, the Legal Department or the Ethics Helpline.
I. Compliance with Laws, Rules and Regulations
Associates must follow applicable laws, rules and regulations at all times. Associates with questions about the applicability or interpretation of any law, rule or regulation, should contact the Ethics & Compliance Office or the Legal Department.
II. Conflicts of Interest
In performing their job duties, associates are expected to always put the best interests of Staples first and must avoid any relationship or activity that might impair, or even appear to impair, their ability to make objective and fair decisions.
A "conflict of interest" exists when an associate’s personal interest interferes with the best interests of Staples. For example, a conflict of interest may occur when an associate or a family member receives a personal benefit as a result of the associate’s position with Staples. A conflict of interest may also arise from an associate’s business or personal relationship with a customer, vendor, supplier, competitor, business partner, or other associate, if that relationship impairs the associate’s objective business judgment.
Because an associate’s receipt of gifts or services could create a conflict of interest, Staples maintains a policy for disclosure of gifts or services received from customers, vendors, suppliers, competitors or business partners. (Please see Staples Gifts and Entertainment Policy for more details).
Associates need to avoid conflicts of interest, or even the appearance of one, and associates who believe a conflict of interest may exist should promptly notify HR, the Ethics & Compliance Office, the Legal Department or the Ethics Helpline. Staples will consider the facts and circumstances of the situation to decide whether corrective or mitigating action is appropriate. (Please see Staples Conflict of Interest Policy for more details).
III. Discrimination and Harassment
Staples provides equal opportunity in all aspects of employment and will not tolerate any illegal discrimination, harassment or retaliation of any kind. For more information, see the Staples policies on Equal Employment Opportunity and Harassment in the Staples Associate Handbook.
IV. Health and Safety
Staples provides a clean, safe and healthy work environment. Each associate has responsibility for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries and unsafe conditions, procedures, or behaviors.

Violence and threatening behavior are not permitted. Associates must report to work in a condition to perform their duties, free from the influence of illegal drugs or alcohol.
V. Price Fixing
Associates may not discuss prices or make any formal or informal agreement with any competitor regarding prices, discounts, business terms, or the market segments and channels in which the Company competes, where the purpose or result of such discussion or agreement would be inconsistent with applicable antitrust laws. If you have any questions about this section or the applicable antitrust laws, please contact the Ethics & Compliance Office or the Legal Department.
VI. Insider Trading Policy
Federal and state laws prohibit trading in securities by persons who have material information that is not generally known or available to the public.
Associates of the Company may not a) trade in stock or other securities while in possession of material nonpublic information or b) pass on material nonpublic information to others without express authorization by the Company or recommend to others that they trade in stock or other securities based on material nonpublic information.
All associates are expected to review and follow Staples Insider Trading Policy. Certain associates must comply with trading windows and/or preclearance requirements when they trade Staples.com securities.
VII. Bribery; Payments to Government Personnel
Associates may not bribe anyone for any reason, whether in dealings with governments or the private sector. The U.S. Foreign Corrupt Practices Act, and similar laws in other countries, prohibits offering or giving anything of value, directly or indirectly, to government officials in order to obtain or retain business. Associates may not make any payments or gifts to government officials themselves or through a third party.
VIII. Recordkeeping, Reporting, and Financial Integrity
Staples’ books, records, accounts and financial statements must be maintained in appropriate detail, must properly reflect the Company's transactions and must conform both to applicable law and to the Company's system of internal controls. Further, Staples’ public financial reports must contain full, fair, accurate, timely and understandable disclosure as required by law. The Company's financial, accounting and legal groups are responsible for procedures designed to assure proper internal and disclosure controls, and all associates should cooperate with these procedures.
IX. Questions; Reporting Violations
Associates should speak with anyone in their management chain, HR, the Ethics and Compliance Office or the Legal Department when they have a question about the application of the Code of Conduct or when in doubt about how to properly act in a particular situation.
In addition, associates have the option to report violations of the Code of Conduct or raise a concern, anonymously, confidentially, and without fear of retaliation by contacting the Staple Ethics Helpline (866-294-6446/staplesethicslink.com).
Staples will not allow retaliation against an associate for reporting misconduct by others in good faith. Associates must cooperate in internal investigations of potential or alleged misconduct.

Associates who violate the Code of Conduct will be subject to disciplinary action up to and including termination.
X. Periodic Certification
The Ethics & Compliance Office will designate certain associates who, based on their level of responsibility or the nature of their work, will be required to certify periodically that they have read, understand and complied with Staples’ Code of Conduct.
XI. Board of Directors
With respect to their service on behalf of the Company, Staples’ Board of Directors must comply with the relevant provisions of this Code of Conduct, including conflicts of interest, insider trading and compliance with all applicable laws, rules and regulations.
XII. Waivers
Waivers of this Code of Conduct may be made only by the Chief Legal Officer.